Exhibit 99.204

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

April 18, 2022

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:
RE:	DEFI TECHNOLOGIES INC.

We are pleased to confirm that copies of the following proxy-related materials were mailed on April 14, 2022 to the Registered Securityholders and to the Non-Objecting Beneficial Owners (“NOBO”):

1	Proxy - Registered Securityholders

2	Voting Instruction Form - NOBOs

3	Notice of Meeting and Management Information Circular (Including Financial Statements and MD & A)

4	Proxy Return Envelope

Yours truly,
TSX Trust Company

“Lori Winchester”
Senior Relationship Manager
Lori.Winchester@tmx.com

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